UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GREEN SUPPLEMENTS ONLINE INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-55262	33-1227348
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 N. Curry Street Carson City, NV 89703
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (702) 605-4287

Approximate Date of Mailing: July 21, 2015

GREEN SUPPLEMENTS ONLINE INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF

GREEN SUPPLEMENTS ONLINE INC.

INTRODUCTION

This Information Statement is being mailed on or about July 21, 2015 to the holders of record at the close of business on July 16, 2015 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Green Supplements Online Inc., a Nevada corporation (“Green Supplements” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of July 16, 2015 by and among Vyacheslav Semenets and the other existing shareholders of the Company, as sellers, and the purchasers listed therein (collectively, the “Buyers”).

The purchase and sale of 6,737,250 shares of Common Stock as contemplated by the SPA (the “Purchase”) is expected to close ten days after the mailing of this Information Statement (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

On the Record Date, 6,910,000 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Following consummation of the Purchase, the Buyers will own 6,737,250 shares of Common Stock, or 97.5% of the Company’s outstanding voting securities.  The Purchase will result in a change in control of the Company.

In connection with the change in control, Mr. Semenets, the Company’s President, Chief Executive Officer and Chief Financial Officer and sole director, will resign his officer and director positions with the Company, which resignation will become effective on the Closing Date.

The following seven people were appointed to be directors of the Company by the Board of Directors, effective on the Closing Date: Wenbo Yu (Chairman), Peter H. Tong, Carmen Yu, Jian Fei Sun, Enlong Pan, Long Pan and Xiaoying Yu.  In addition, the Board of Directors appointed the following individuals to the following officer positions of the Company, effective on the Closing Date:

Name	Title
Peter H. Tong	Interim Chief Executive Officer and Chief Financial Officer

Carmen Yu	Chief Operating Officer

Jian Fei Sun	Managing Director

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

The incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the incoming or existing directors or officers of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Closing Date.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value.  As of the Record Date, 6,910,000 shares of common stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

DIRECTORS AND OFFICERS

Pre-Closing

The Company’s sole officer and director prior to closing of the Purchase is as follows:

Name	Age	Positions Held	Date First Elected or Appointed
Vyacheslav Semenets	39	President and Chief Executive Officer and Chief Financial Officer	January 2013

Mr. Semenets graduated from Novosibirsk State University of Economics and Management, Novosibirsk, Russia in June 2010 (Mr. Semenets attended full time studies from 2006 to 2010). He has earned a Master's degree (qualification: management). From August 2010 to February 2012 Vyacheslav Semenets worked as Sales manager at "ABC" nutrition store in Novosibirsk, Russia. His responsibilities were to research and call potential customers. He was responsible for sales processes and for the financial side of the business including invoicing, discounts and staff commissions.

Post-Closing

The following table sets forth information regarding the Company’s new directors and officers, effective on the Closing Date:

Name	Age	Positions To Be Held	Date First Appointed
Peter H. Tong	59	Interim Chief Executive Officer and Chief Financial Officer and Director	July 16, 2015

Wenbo Yu	59	Chairman of the Board	July 16, 2015

Carmen Yu	34	Chief Operating Officer and Director	July 16, 2015

Jian Fei Sun	40	Managing Director and Director	July 16, 2015

Enlong Pan	57	Director	July 16, 2015

Long Pan	27	Director	July 16, 2015

Xiaoying Yu	31	Director	July 16, 2015

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Peter H. Tong has served as the Chief Executive Officer, Chief Financial Officer and a director of LVFAR Green Technology Corp., or LVFAR, a shell company seeking an acquisition target, since March 1, 2013. Since May 2012, Mr. Tong has served as chief executive officer of Timberwood Acquisition Corp., a blank check company seeking an acquisition target. Since 2006, Mr. Tong has served as an economic consultant for the Industrial Commercial Union for Sichuan Province, China, a corporate finance and management company. From 2001 to 2005, Mr. Tong served as a financial consultant to Schmidt Financial Concept, an international financial management company, in China. From 1998 to 2001, Mr. Tong served as chief operating officer of Union Charter Bancorp, a full-service mortgage bank. From 1996 to 1998, Mr. Tong served as executive vice president of Founders Bancorp, a full-service mortgage bank. From 1992 to 1996, Mr. Tong served as senior vice president of Union Charter Bancorp. Mr. Tong received a B.S. in Finance from Chengchi University, Taipei, Taiwan.

Wenbo Yu has served as the Chairman of Daqing Huaxia Lvyuan Building Material Technology Development Co., Ltd., a manufacturer of materials in Daqing, China, a company he founded in 2004. From 1993 to 2004, Mr. Yu was the General Manager of Jinsanyuan Trading Co., Ltd., a trading company in Daqing, China. From 1987 to 1993, Mr. Yu was the Department Chief of the Labor Bureau of Tieli, China. Mr. Yu received a degree from the Suihua College of Education in 1975.

Carmen Yu has served as the General Manager of Daqing Huaxia Lvyuan Building Material Technology Development Co., Ltd. since September 2010. Carmen Yu received a Bachelor of Business Administration and a Master of Business Administration from the University of Toronto.

Jian Fei Sun has served as Chairman of Shenzhen Qianhai Zhongjintou Capital Resource Co., Ltd., a financial services company in Shenzhen, Guangdong, China, since September 2014. From May 2010 to August 2014, Mr. Sun served as a Vice President of Dalian Zhongzheng Financing and Guarantee Corporation, a financial credit guaranty company in Dalian City, Liaoning, China.

Enlong Pan has served as the Senior Vice President of LVFAR since March 1, 2013. Since 2005, Mr. Pan has served as the chief executive officer of International Financial Union Holdings Group Co., Ltd., a financial guarantee company in Shenzhen, China. Mr. Pan received a B.S. in Financial Management from Jinan University, Guangzhou, China, in 1978.

Long Pan has served as the Venture Capital Investment Manager of Shenzhen Qianhai Zhongjintou Capital Resource Co., Ltd., a private equity and natural resources trading firm in Shenzhen, China, since September 2014. Mr. Pan received a Bachelor Degree from Dongbei University of Finance and Economics and a Master Degree in Finance from Adelphi University.

Xiaoying Yu has served as Project Manager of Dalian Guotou Investment Guarantee Corporation, a company that provides loan guarantees, in Dalian, China, since July 2012. Mr. Yu worked in the business department at Dalian Topbrains Development Corporation, a trading company, in Dalian, China, from April 2011 to May 2012. Mr. Yu received a Bachelor of Economics and a Bachelor of Commerce from the University of Toronto.

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors.  Our Board of Directors does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by our Board of Directors as a whole.  We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to our offices at 112 N. Curry Street, Carson City, NV 89703.

Board of Directors’ Meetings

During our fiscal year ended April 30, 2015, the Company did not hold any meetings of the Board of Directors.

Family Relationships

Wenbo Yu is the father of Carmen Yu and Xiaoying Yu, each a director nominee of the Company. There are no other family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend at some point to adopt a code of ethics that applies to our officers, directors and employees.  We will file copies of our code of ethics in a current report on Form 8-K.  You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.  In addition, a copy of the code of ethics will be provided without charge upon request to us.  We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

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Legal Proceedings

To the best of our knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the years ended April 30, 2014 and 2015, we had not entered into any transactions with our sole officer and director, or persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons, wherein the amount involved in the transaction or a series of similar transactions exceeded the lesser of $120,000 or 1% of the average of our total assets for the last two completed fiscal years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Except for the failure of the Chief Executive Officer to file a Form 3 upon his becoming a reporting person, we are not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

DIRECTOR AND OFFICER COMPENSATION

Green Supplements’ sole officer and director does not receive any compensation for his services rendered to the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Green Supplements for the benefit of its employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Closing

The following table sets forth certain information as of the Record Date regarding the beneficial ownership of Green Supplements’ common stock by (i) each stockholder known by Green Supplements to be the beneficial owner of more than 5% of Green Supplements’ common stock, (ii) by each director and executive officer of Green Supplements and (iii) by all executive officers and directors of Green Supplements as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address	or Controlled	Owned

Vyacheslav Semenets	6,000,000	86.8%

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Post-Closing

The following table sets forth certain information as of the Closing Date regarding the beneficial ownership of Green Supplements’ common stock by (i) each stockholder known by Green Supplements to be the beneficial owner of more than 5% of Green Supplements’ common stock, (ii) by each nominee for director and executive officer of Green Supplements and (iii) by all executive officers and directors of Green Supplements as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

The business address of each person listed is c/o Green Supplements Online Inc., 218 Tilton Avenue, #301, San Mateo, California 94401.

	Number of	Percentage
	Shares Owned	of Shares
Name	or Controlled	Owned

Peter H. Tong	328,225	4.8%

Wenbo Yu	1,934,800	28.0%

Carmen Yu	1,382,000	20.0%

Jian Fei Sun	552,800	8.0%

Enlong Pan	328,225	4.8%

Long Pan	138,200	2.0%

Xiaoying Yu	1,382,000	20.0%

Yong Xie	414,600	6.0%

All Officers and Directors as a Group (7 persons)	6,046,250	87.6%

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file with the Securities and Exchange Commission (the “Commission”) annual reports, quarterly reports and other information the Company is required to file pursuant to securities laws.  You may read and copy materials the Company files with the Commission at the Commission’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the Board of Directors at the address set forth on the cover page.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 21, 2015	GREEN SUPPLEMENTS ONLINE INC.

	By:	/s/ Vyacheslav Semenets
Name: Vyacheslav Semenets
Title: Chief Executive Officer and Chief Financial Officer

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